February 28, 2013

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: GuideStone Funds: Conservative Allocation Fund, Balanced Allocation Fund, Growth Allocation Fund, Aggressive Allocation Fund, Conservative Allocation Fund I, Balanced Allocation Fund I, Growth Allocation Fund I, Aggressive Allocation Fund I, Money Market Fund, Low-Duration Bond Fund, Medium-Duration Bond Fund, Extended-Duration Bond Fund, Inflation Protected Bond Fund, Global Bond Fund, Defensive Market Strategies Fund, Equity Index Fund, Real Estate Securities Fund, Value Equity Fund, Growth Equity Fund, Small Cap Equity Fund, International Equity Fund, MyDestination 2005 Fund, MyDestination 2015 Fund, MyDestination 2025 Fund, MyDestination 2035 Fund, MyDestination 2045 Fund and MyDestination 2055 Fund (collectively, the “Funds”).

Post-Effective Amendment No. 40 to the Registration Statement on Form N-1A (File Nos. 333-53432 and 811-10263)

Ladies and Gentlemen:

Transmitted herewith for filing on behalf of the above-named series of GuideStone Funds, a Delaware statutory trust (the “Trust”), pursuant to the Securities Act of 1933, as amended (“1933 Act”), and Rule 485(a) of Regulation C thereunder, and pursuant to the Investment Company Act of 1940, as amended, and the regulations thereunder, is Post-Effective Amendment No. 40 to the Trust’s Registration Statement under the 1933 Act on Form N-1A, and Post-Effective Amendment No. 42 under the Investment Company Act of 1940 (the “Post-Effective Amendment”). The Post-Effective Amendment includes a conformed signed signature page, the manually signed original of which is maintained at the office of the Trust.

The Trust is filing the Post-Effective Amendment, among other things, to reflect certain changes to the prospectus and statement of additional information of the Funds, including: (1) modifying the target and range allocations for the Aggressive Allocation Fund and Aggressive

Division of Investment Management

February 28, 2013

Allocation Fund I; (2) modifying certain of the principal investment strategies for Inflation Protected Bond Fund including expanding the universe of fixed-income securities in which the Fund may invest to include all investment grade securities, addressing foreign currency hedging, and clarifying the Fund’s disclosure with regard to its use of derivatives; (3) the addition of municipal securities risk disclosure to the Extended-Duration Bond Fund; (4) revision to the disclosure related to the non-fundamental “80% policy” of the Small Cap Equity Fund to clarify that the Fund may invest in equity securities, which includes stock, stock futures, rights, warrants or securities convertible into stock; (5) revision to the disclosure related to the non-fundamental “80% policy” of the International Equity Fund to clarify that the Fund may invest in equity securities, which may include stock, stock futures, rights, warrants or securities convertible into stock, of foreign companies; and (6) inclusion of foreign exposure risk for Small Cap Equity Fund. We have also made other, non-material, clarifying, updating or stylistic changes to the Funds’ prospectus and SAI. The Post-Effective Amendment will become effective on May 1, 2013 in accordance with Rule 485(a)(1) under the 1933 Act.

The Registrant will file by subsequent amendment its financial statements for the fiscal year ended December 31, 2012 as well as other information permitted to be included in such an amendment by Rule 485(b) under the 1933 Act. Pursuant to Rule 472(a) under the 1933 Act, the Amendment has been marked to reflect the changes effected by the Amendment.

Please contact the undersigned at (202) 778-9220 with any questions or comments you may have on this filing. Thank you for your attention to this matter.

Sincerely,

/s/ Eric S. Purple

Eric S. Purple